Exhibit 3.1

SECOND AMENDMENT TO THE BYLAWS

OF

GETTY REALTY CORP

The following amendment is made to the Bylaws (the “Bylaws”) of Getty Realty Corp. (the “Corporation”) pursuant to resolutions adopted by the Board of Directors of the Corporation on February 23, 2022:

1.	Article XIV of the Bylaws is amended in its entirety to read as follows:

ARTICLE XIV

AMENDMENT OF BYLAWS

Section 1. By Directors. The Board of Directors shall have the power to adopt, alter, amend, or repeal any provision of these Bylaws and to make new Bylaws.

Section 2. By Stockholders. Pursuant to a binding proposal submitted for approval by the stockholders at a duly called annual meeting or special meeting of stockholders by a stockholder (or group of stockholders) that (a) provides to the secretary of the Corporation a timely notice of such proposal that satisfies the applicable notice procedures and all other relevant provisions of Section 3 and Section 12 of Article II of the Bylaws of the Corporation (or any successor provisions thereof), and applicable law, and (b) satisfies the ownership and other eligibility requirements of Rule 14a-8 under the U.S. Exchange Act of 1934, as amended, for the periods and as of the dates specified therein, the stockholders shall have the power to make, repeal, alter, amend and rescind the Bylaws if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter.

2.	Except as set forth herein, the Bylaws shall remain in full force and effect.